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                      March 21, 2024

       Na Mei
       Chief Financial Officer
       Yiren Digital Ltd.
       28/F China Merchants Bureau Building, 118 Jianguo Road
       Chaoyang District, Beijing 100022
       The People's Republic of China

                                                        Re: Yiren Digital Ltd.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-37657

       Dear Na Mei:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Finance